

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 16, 2010

Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517

Re: Europa Acquisition I, Inc. File No. 000-54037
Europa Acquisition II, Inc. File No. 000-54038
Europa Acquisition III, Inc. File No. 000-54039
Europa Acquisition IV, Inc. File No. 000-54040
Europa Acquisition V, Inc. File No. 000-54041
Form 10
Filed July 20, 2010

Dear Mr. Reichard:

We have reviewed your filings and have the following comments, which apply to all filings noted above. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the day you filed it and that you will then be responsible for filing reports required by Section 13 of the Security Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 3

2. During the next 12 months you anticipate incurring costs related to the filing of Exchange Act reports and consummating an acquisition. You believe you will be able to meet these costs through the use of funds in your treasury and additional amounts, as necessary, to be loaned by or invested by your stockholders, management or other investors. Please clearly identify each source of liquidity pursuant to Item 303(a) (1) of Regulation S-K. Given that you do not have any assets reported on your balance sheet as of June 30, 2010, please clarify what is meant by funds in treasury. It is not clear if these funds are currently available for your use.

3. We note the statement that the costs of investigating and analyzing business combinations for the next 12 months and beyond such time may be paid with money loaned to or invested in you by your stockholders, management or other investors. Please also disclose whether you have any contractual agreements for such funding.

Form of Acquisition, page 2

4. Please provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the approximate number of persons who will be contacted or solicited and their relationship to the company's management.

5. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements prior to any merger or acquisition.

Risk Factors, page 4

6. We note that the company's independent auditors have issued a going concern. Please provide separate risk factor disclosure at the beginning of the section that you have received a going concern opinion from your auditor.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

7. Please briefly describe the full business experience of your director and executive officer during the past five years, including dates of employment. Please refer to Item 401(e) of Regulation S-K.

Current Blank Check Experience, page 9

8. Please explain the purpose of these other companies and discuss the impact each will have on the others.

9. Please provide a discussion of any blank check or shell companies in which your promoters and management may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and management's subsequent involvement in the company.

Item 6. Executive Compensation, page 9

10. We note that your sole officer and director will not receive any remuneration until the consummation of an acquisition. Please disclose any compensation *earned by* this individual. We do note the statement that there are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise. Please clarify and refer to Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions page 9

11. We note your reference to Regulation S-B instead of Regulation S-K. Please revise accordingly.

Part II
Item 4. Recent Sales of Unregistered Securities page 11

12. Please disclose the services rendered to you in exchange for the unregistered securities.

Financial Statements

General

13. Please disclose in a footnote to the financial statements the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Note 1. Summary of Significant Accounting Policies and Organization

(E) Income Taxes, page F-7

14. You recorded a deferred income tax asset for your net operating loss carryforwards of $1,250 and a corresponding valuation allowance of $1,250. Please help us understand how you arrived at the amount of the deferred income tax asset and corresponding valuation allowance pursuant to ASC 740-10-30-5. In this regard, it appears that you took the entire amount of your operating loss carryforward in arriving at the deferred income tax asset amount rather

than applying a tax rate to the operating loss carryforward to arrive at the deferred tax asset amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik at 202-551-3692 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at 202-551-3746 or Craig Slivka at 202-551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Gregg E. Jaclin
     195 Route 9 South, Suite 204
     Manalapan, New Jersey 07726